Exhibit 99.(a)(1)(G)

BNN Technology PLC Commences Tender Offer to Purchase up to 1,953,423 Shares of MICT Common Stock

NEW YORK, NY (February 5, 2019) — BNN Technology PLC (“BNN”) today announced that it has commenced the previously announced tender offer to purchase up to 1,953,423 shares of the common stock of MICT, Inc. (NASDAQ: MICT) (“MICT”) at a purchase price of $1.65 per share, net to the seller, in cash. BNN owns approximately 14% of the outstanding shares of MICT common stock. On December 18, 2018, BNN, MICT and other parties entered into an acquisition agreement (the “Acquisition Agreement”), pursuant to which the tender offer would be made.

The offer price of $1.65 per share represents a 532% premium to the closing price of the MICT common stock reported on The Nasdaq Capital Market (“Nasdaq”) on December 20, 2018, the last full trading day before the announcement of the execution of the Acquisition Agreement and a 45% premium to the closing price of the MICT common stock reported on Nasdaq on February 4, 2019, the last full trading day before the commencement of the Offer. The number of shares BNN is offering to acquire represents approximately 20% of the outstanding shares of MICT common stock. If the tender offer is fully subscribed and completed, BNN would own approximately 34% of the outstanding shares of MICT common stock.

The tender offer expires at 5:00 pm EST, on Friday, March 15, 2019, unless extended.

Complete terms and conditions of the tender offer can be found in the Offer to Purchase, the related Letter of Transmittal and certain other materials filed with the U.S. Securities and Exchange Commission (“SEC”) on February 5, 2019, and available at www.sec.gov. The tender offer is not subject to a financing condition; however, it is subject to certain other conditions, including that the Acquisition Agreement has not been terminated.

Copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the tender offer may be obtained for free from the information agent, Morrow Sodali LLC, at (800) 662-5200. Banks and brokers may call the information agent at (203) 658-9400. The depositary for the tender offer is Continental Stock Transfer & Trust Company.

About BNN Technology PLC

BNN Technology PLC is a Chinese technology, content and services company that builds long-term partnerships to deliver China’s citizens with value-added services, content and evolving opportunities. BNN principally engages in providing technology to partners to facilitate fulfilment of payments online and on mobile apps through partnerships or affiliate agreements and, developing digital content, both online and mobile. BNN works with its strategic partner Xinhuatong to facilitate mobile payments and other key services on the Xinhua News mobile app in 12 provinces in China. BNN’s technology platform enables urban and rural communities across China to access exclusive content and pay for more services online.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of MICT or any other securities. A Tender Offer Statement on Schedule TO, including an Offer to Purchase, the related Letter of Transmittal and certain other materials, has been filed with the SEC by BNN. The tender offer will only be made pursuant to the Offer to Purchase, the related Letter of Transmittal and the other documents filed as a part of the Schedule TO.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER MATERIALS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 TO BE FILED BY MICT REGARDING THE OFFER, IN EACH CASE, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT FOR THE TENDER OFFER.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements and are based on future expectations, plans and prospects that involve a number of risks and uncertainties. Forward looking statements can be identified by use of words such as “believe,” “intend,” “expect,” “potential,” “will,” “may,” “should,” “estimate,” “anticipate” and derivatives or negatives of such words or similar words. The forward-looking statements and other information in this release are made as of the date hereof and are subject to risks and uncertainties, including whether the conditions to the tender offer will be satisfied, the number of shares of MICT common stock that will be tendered, the possibility that competing offers will be made, whether the tender offer will be consummated and risks related to the transactions contemplated by the Acquisition Agreement. Stockholders and investors are cautioned that the occurrence of any of these risks or uncertainties may cause actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. New factors may emerge from time to time, and it is not possible for BNN to predict new factors, nor can BNN assess the potential effect of any new factors on it. BNN undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise, except as required by law.

Contact:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Tel: (800) 662-5200 or banks and brokers can call (203) 658-9400

Email: MICT.info@morrowsodali.com